UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January, 2017
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated January 31, 2017, giving an update on the Seadrill Limited restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 01, 2017	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Update on Seadrill Limited restructuring

Press release from Ship Finance International Limited - January 31, 2017.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announces that Seadrill Limited ("Seadrill") has filed a Form 6-K with the Securities and Exchange Commission detailing the status of negotiations with its secured lending banks, unsecured bondholders, and potential new money investors.

In the filing, Seadrill states that its target is reaching an agreement on a consensual, comprehensive restructuring plan by the end of April, with the implementation of such plan to occur during the second quarter of 2017. In its Form 6-K filing, Seadrill makes reference to certain discussions with its stakeholders, including Ship Finance, outlining an initial proposal made by Seadrill in October 2016 with respect to charter obligations for three drilling rigs owned by Ship Finance that are on long term charters with fully guaranteed subsidiaries of Seadrill.

Ship Finance has not agreed to the terms proposed by Seadrill in October 2016 and summarized in today's filing by Seadrill. In November, the Company proposed a more balanced long-term structure through which Seadrill could meet its commitments. No further discussions have been held between Ship Finance and Seadrill pertaining to this matter, and no agreement has been reached. In the meantime, Seadrill continues to perform on its charter payment obligations.

Ship Finance structured the debt obligations and charters relating to these rigs to position the Company for a potential market downturn. The aggregate loan amount related to the rigs is now approximately $875 million, down from nearly $1.9 billion when the rigs were acquired. Of the amount outstanding, only $240 million, or 27%, is guaranteed by Ship Finance; our balance sheet is insulated from the remaining debt.

We believe it will be in all stakeholders' interest to have a financially stronger counterparty, and we intend to have a constructive dialogue with Seadrill to find a sustainable path going forward. This will also in due course include discussions with the banks financing the three rigs in order to find a balanced solution.

The Company will update the market when there are new material developments.

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Ole B. Hjertaker, Chief Executive Officer: +47 23114011
Harald Gurvin, Chief Financial Officer: +47 23114009

About Ship Finance

Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.